UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

The Warner

1299 Pennsylvania Avenue, N.W.

Washington, D.C.  20004-2400

(202) 639-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) OJSC “Third Generation Company of the Wholesale Electricity Market”

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 44,626,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 44,626,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.84%

14	Type of Reporting Person CO

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of

OJSC “Third Generation Company of the Wholesale Electricity Market”

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) is being filed with respect to the common stock, $0.01 per share (the “Common Stock”) of Plug Power Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110.

Item 2.  Identity and Background

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is being filed by OJSC “Third Generation Company of the Wholesale Electricity Market” (the “Reporting Person”).  The Reporting Person is an open joint stock company organized under the laws of the Russian Federation and a subsidiary of OJSC MMC Norilsk Nickel (“Norilsk Nickel”), which directly and indirectly owns approximately 74% of the Reporting Person as of the date hereof.  The Reporting Person engages in the generation and sale of electric and heat energy in Russia.  It operates six thermal power plants with a total installed capacity of 8497 megawatts. The Reporting Person’s business address is 165, stroyeniye I, Mozhaiskoye Shosse Moscow, 121596, Russia.  In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3

Item 3.  Source and amount of Funds and other Consideration

This Statement relates to the Reporting Person’s acquisition of beneficial ownership of 44,626,939 shares of Common Stock, representing approximately 34.84% of the Issuer’s outstanding Common Stock.  This transaction was previously disclosed in Amendments No. 4 and No. 5 of Statement on Schedule 13D of Smart Hydrogen Inc. (“Smart Hydrogen”), Norilsk Nickel, Clayburn Development Inc., Branton Limited, and Vladimir O. Potanin filed on October 21, 2008 and December 23, 2008 respectively (collectively, the “Norilsk Nickel Schedule 13D”).  The ownership percentages contained in this Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the Securities and Exchange Commission that, as of March 6, 2009, 128,093,232 shares of Common Stock were outstanding.

As disclosed in the Norilsk Nickel Schedule 13D, on October 14, 2008, the Reporting Person and Smart Hydrogen entered into a Share Purchase Agreement, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein (the “Share Purchase Agreement”), whereby Smart Hydrogen and the Reporting Person agreed that Smart Hydrogen would sell its entire beneficial interest in the Issuer to the Reporting Person.  On December 20, 2008, Smart Hydrogen and the Reporting Person completed the sale of Smart Hydrogen’s entire beneficial interest in the Issuer to the Reporting Person.  The purchased shares consisted of 5,126,939 shares of Common Stock and 395,000 shares of Class B Capital Stock.  Pursuant to the terms of the Issuer’s Certificate of Designations relating to the Class B Capital Stock, upon the sale of such Class B Capital Stock, the 395,000 shares of Class B Capital Stock automatically converted into 39,500,000 shares of Common Stock.

The consideration paid by the Reporting Person consisted of US$33,023,935 and such funds came from the Reporting Person’s working capital.

Item 4.  Purpose of the Transaction

The information contained in Items 3, 5 and 6 of this Statement are hereby incorporated by reference to this item 4.

The purchase of the Issuer’s Common Stock is a component of the Reporting Person’s diversification and investment strategy that it has implemented to broaden its future revenue streams and position itself in transformational technologies. The purchase represents the first investment for the Reporting Person in the alternative/clean energy space which has been acknowledged as being a potential global economic driver in the next decade.

As the largest single holder of the Issuer’s shares, the Reporting Person intends to seek appropriate representation on the Issuer’s board of directors and is currently engaged in discussions with the Issuer regarding the same.

Except as set forth in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to its investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine.

4

The Reporting Person intends to review continually its investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions.  The Reporting Person may determine to increase or decrease its equity position in the Issuer by acquiring additional shares or disposing of some of the shares it may hold, in each case in accordance with the terms and conditions of the IRA.

Item 5.  Interest in Securities of the Issuer

The information included in Items 2, 3, 4, and 6 of this Statement is hereby incorporated by reference into this Item 5.

(a) - (b)                                                         As of the date hereof, the Reporting Person  is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 34.84% of the Issuer’s outstanding Common Stock.  In the Norilsk Nickel Schedule 13D, Norilsk Nickel and Mr. Vladimir O. Potanin disclosed that, by virtue of their respective direct and indirect ownership interests in the Reporting Person, they could, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thererunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock owned by the Reporting Person.  However, pursuant to Rule 13d-4 of the Act, the filing of the Norilsk Nickel Schedule 13D is not be construed as an admission that Norilsk Nickel or Mr. Potanin is, for the purpose of section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock.

(c)                                                                                  None.

(d)                                                                                 All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)                                                                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described in Items 3 through 5 of this Statement, which are hereby incorporated by reference in this Item 6, on October 14, 2008, Smart Hydrogen and the Reporting Person entered into the Share Purchase Agreement, whereby Smart Hydrogen agreed to sell all of the Issuer Stock to the Reporting Person for an aggregate purchase price of $33,023,935.  On December 20, 2008, Smart Hydrogen and the Reporting Person completed the sale of Smart Hydrogen’s entire beneficial interest in the Issuer to the Reporting Person.

On December 20, 2008, the Reporting Person and the Issuer entered into a Joinder Agreement, a copy of which is attached hereto as Exhibit C and is incorporated by reference herein, whereby the Reporting Person agreed to be bound by the terms of that certain Investor Rights Agreement, dated as of June 29, 2006, among the Issuer and the parties named therein, as amended (the “IRA”).

5

On January 19, 2009, Smart Hydrogen notified the Issuer of the transfer to the Reporting Person of Smart Hydrogen’s rights under the Registration Rights Agreement, dated as of June 29, 2006, between the Issuer and Smart Hydrogen (the “Registration Rights Agreement”)   The Reporting Person entered into the Agreement to be Bound by the Registration Rights Agreement, dated as of January 15, 2009 a copy of which is attached hereto as Exhibit D and is incorporated by reference herein, whereby the Reporting Person agreed to be bound by the terms of the Registration Rights Agreement.

Except as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Listed Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit A	Officers and Directors of Persons Named in Item 2.

Exhibit B	Share Purchase Agreement, by and between Smart Hydrogen Inc. and OJSC “Third Generation Company of the Wholesale Electricity Market” with respect to 34.97% of Plug Power Inc. dated October 14, 2008.

Exhibit C	Joinder Agreement by and between the Issuer and the Reporting Person dated December 20, 2008.

Exhibit D	Agreement to be Bound by the Registration Rights Agreement executed by the Reporting Person dated January 15, 2009.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 27, 2009

OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	/s/ Vladimir V. Kolmogorov
Vladimir V. Kolmogorov
General Director

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EXHIBIT A

OFFICERS AND DIRECTORS OF PERSONS NAMED IN ITEM 2

Executive Officers of the Reporting Person

Name	Present Principal Occupation	Citizenship
Vladimir Kolmogorov	General Director	Russian Federation
Vladislav Nazin	First Deputy General Director	Russian Federation
Andrey Vorobiev	Corporate Director	Russian Federation
Andrey Gainanov	Financial Director	Russian Federation
Alexandra Panina	Director for Electrical and Thermal Energy Sales	Russian Federation

Board of Directors of the Reporting Person

Name	Present Principal Occupation	Citizenship
Kirill Parinov	Chairman	Russian Federation
Sergey Batehin	Director	Russian Federation
Vladislav Davydov	Director	Russian Federation
Dmitriy Kostoev	Director	Russian Federation
Oleg Pivovarchuk	Director	Russian Federation
Alexandr Orelkin	Director	Russian Federation
Maxim Sokov	Director	Russian Federation
Sergey Emdin	Director	Russian Federation
Vladislav Solovyev	Director	Russian Federation
Oleg Surikov	Director	Russian Federation
Anton Chernyi	Director	Russian Federation

A-1

EXHIBIT B

SHARE PURCHASE AGREEMENT

B-1

Exhibit B

SHARE PURCHASE AGREEMENT

by and between

SMART HYDROGEN INC.

and

OJSC “THIRD GENERATING COMPANY OF THE
WHOLESALE ELECTRICITY MARKET”

with respect to

34.97% of
PLUG POWER INC.

October 14, 2008

EXECUTION VERSION

THIS SHARE PURCHASE AGREEMENT, dated October 14, 2008 (the “Agreement”), is made by and between:

(1)                                 SMART HYDROGEN INC., an international business corporation incorporated under the laws of the British Virgin Islands, having its registered office at P.O. Box 3540, Road Town, Tortola, British Virgin Islands, registration number 1000518 (the “Seller”); and

(2)                                 OJSC “THIRD GENERATING COMPANY OF THE WHOLESALE ELECTRICITY MARKET”, an open joint stock company organized and existing under the laws of the Russian Federation, having its registered office at 28, 50-letiya Oktyabrya Prospekt, Ulan-Ude, Buryatiya Republic, 670034, Russia, state registration number 1040302983093 (the “Purchaser”, and together with the Seller, the “Parties” and each individually a “Party”).

RECITALS

A.                                  The Seller is the registered owner of the Sale Shares (as defined below) of Plug Power Inc., a company incorporated under the laws of the State of Delaware, USA, having its principal office at 968 Albany-Shaker Road, Latham, New York 12110 (the “Company”).

B.                                    The Seller wishes to sell the Sale Shares to the Purchaser, and the Purchaser wishes to purchase the Sale Shares from the Seller, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the Parties agree as follows:

ARTICLE I
DEFINITIONS; INTERPRETATIONS

1.1                       Definitions. For the purposes of this Agreement, the following terms have the respective meanings given to them or as indicated below.

“Affiliate” means any Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, another Person.

“Business” means the business and operations of the Company Group as conducted or intended to be conducted as of the date of this Agreement.

“Business Day” means any day (other than a Saturday or Sunday) on which banks in Moscow, Russia; Tortola, British Virgin Islands; and New York, USA are open for business.

“Closing” and “Closing Date” have the respective meanings set forth in Article 2.3.

“Closing Notice” has the meaning set forth in Article 2.3.

“Company” has the meaning set forth in the Recitals.

“Company Group” means the Company and each of its Controlled Affiliates, and “Group Company” means any of them individually.

“Conditions Precedent” means each of the conditions precedent to the Closing specified in Article VII and Article VIII.

“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report or notice of, with or to any Person and as well as consent of the Company for transferring of three hundred ninety-five thousand (395,000) shares of the Company’s Class B Capital Stock.

“Confidential Information” has the meaning set forth in Article 9.1.3.

“Control” (including the terms “Controlled”, “Controlled by” and “under common Control with”) means, in relation to a Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting shares, by contract or credit arrangement, as trustee or executor, or otherwise.

“Existing Dispute” has the meaning set forth in Article 11.5.3.

“Governmental Authority” means (i) any supranational organization or any state or political subdivision thereof, (ii) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions on behalf of the supranational organization, the state or its political subdivision, including, without limitation, any supranational authority, government authority, ministry, agency, department, board, commission or instrumentality and subdivisions thereof, (iii) the Committee on Foreign Investments in the United States (“CFIUS”); (iv) the U.S. Securities and Exchange Commission (“SEC”); (v) any court, tribunal or arbitrator and (iv) any self-regulatory organization acting on behalf of the state or itself pursuant to the rights granted thereto by applicable Law.

“Governmental Approval” means any Consent (including but not limited to filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”) and filing of the Schedule 13D on file with the SEC relating to Company) of or from a Governmental Authority, including without limitation any certificates, licenses or permits issued by a Governmental Authority.

“Law” means all applicable (i) provisions of all constitutions, treaties, statutes, laws, customs, codes, rules, regulations, ordinances or orders of any Governmental Authority, (ii) Governmental Approvals and (iii) orders, decisions, injunctions, judgments, awards and decrees of any Governmental Authority.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes and any indebtedness, borrowing, debt, credit obligation or guarantee of another Person’s Liability.

“Lien” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, title defect, title retention agreement, lease, sublease, license agreement, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, lien, charge or other restrictions or limitations of any nature whatsoever, including but not limited to any Lien as may arise under a written agreement or contract.

“Litigation” means any action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or threatened, by or before any court, tribunal, arbitrator or other Governmental Authority.

“Longstop Date” means December 31, 2009.

“Organizational Documents” means, as to any Person, its certificate or articles of incorporation or association, by-laws, charter, certificate of registration and other organizational documents.

“Person” means any natural person, firm, partnership, association, corporation, company, limited liability company, trust, joint stock company, business trust, Governmental Authority or other entity.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Account” means the account of the Purchaser in roubles (RUR) No. 40702810500000018881, with OJSC JSCB ROSBANK, Moscow, BIC 044525256, corr. acc. 30101810000000000256 or such other bank account of the Purchaser about which the Purchaser shall notify the Seller prior to the payment under this Agreement.

“Purchaser Group” means the Purchaser and its Affiliates, excluding the Seller Group.

“Purchaser Warranties” means the representations and warranties of the Purchaser set forth in Schedule B.

“Purchase Price” has the meaning set forth in Article 2.2.

“Related Dispute” has the meaning set forth in Article 11.5.3.

“Representatives” has the meaning set forth in Article 9.1.1.

“Sale Shares” means forty-four million six hundred twenty-six thousand nine hundred thirty-nine (44,626,939) shares, consisting of (i) five million one hundred twenty-six thousand nine hundred thirty-nine (5,126,939) shares of the Company’s Common Stock and (ii) three hundred ninety-five thousand (395,000) shares of the Company’s Class B Capital Stock (each of which is convertible into one hundred shares of the Company’s Common Stock), representing approximately thirty-four and ninety-seven hundredths percent (34.97%) of the Company’s Common Stock.

“Seller” has the meaning set forth in the Preamble.

“Seller Account” means the account of the Seller No. 40807810500000050359 (in Russian Roubles) with OJSC JSCB “ROSBANK”, 11 Masha Poryvaeva Str., Moscow 107078 Russia, BIC: 044525256, corr. acc. No. 30101810000000000256, or such other bank account of the Seller about which the Seller shall notify the Purchaser prior to the payment under this Agreement.

“Seller Group” means the Seller and its Affiliates, but excluding the Purchaser Group.

“Seller Warranties” means the representations and warranties of the Seller set forth in Schedule A.

“Tax” or “Taxes” means all (i) taxes, fees, duties, tariffs, levies, imposts, or other public charges of any kind, including, without limitation, taxes, required contributions or other charges on or with respect to income, franchise, gross receipts, property, sales, use, profits, capital stock, payroll, employment, social security, health insurance fund, pension fund and other social funds, workers compensation and unemployment or related compensation; taxes or charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes, (ii) license registration or documentation fees, (iii) customs duties, tariffs and similar charges of any kind whatsoever and (iv) any interest, penalties, additions to tax or additional amounts imposed by any taxing authority with respect to those items enumerated in clauses (i), (ii) and (iii) of this definition.

“Transaction Documents” mean, collectively, this Agreement and any and all other documents, agreements, instruments, certificates, consents, waivers entered into or issued in connection with this Agreement and the Closing.

“U.S. Dollars” or “$” means United States Dollars, the lawful currency of the United States of America.

1.2                       Headings, References and Usage of Terms. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement. The singular includes the plural and vice versa. Save where the context requires otherwise, references to Articles and Schedules shall be references to the Articles and Schedules of this Agreement.

1.3                       Performance of Obligations. Where any obligation pursuant to this Agreement is expressed to be undertaken or assumed by any Party, such obligation shall be construed as requiring the Party concerned to exercise all rights and powers of control over the affairs of any other Person which that Party is able to exercise (whether directly or indirectly) in order to secure performance of such obligation as soon as reasonably practicable.

1.4                       Reference to Period. Where any period in days is referred to in this Agreement, such period shall be calculated in calendar days unless expressly provided otherwise (and the day on which any such period is expressed to commence shall not be counted for the purpose of such period’s calculation).

1.5                       Schedules an Integral Part of Agreement. The Schedules form an integral part of this Agreement and shall be interpreted as though they were set out in the main text of this Agreement.

ARTICLE II
SALE AND PURCHASE OF THE SALE SHARES

2.1                       Purchase and Sale. Upon and subject to the terms and conditions of this Agreement, (i) the Seller shall, with full title guarantee, sell and deliver the Sale Shares to the Purchaser, and (ii) the Purchaser shall purchase the Sale Shares from the Seller, for the consideration set forth in Article 2.2.

2.2                       Consideration.  Upon and subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to pay as total consideration under this Agreement the sum equal to thirty three million twenty three thousand nine hundred thirty five U.S. Dollars ($33,023,935) (the “Purchase Price”). The Purchase Price shall not be subject to any adjustment.

2.3                       Closing. Upon fulfilment (or waiver by the relevant Parties) of the Conditions Precedent and any other applicable terms and conditions specified in this Agreement, the Seller shall send the Purchaser written notice thereof in the form of Schedule E, which notice, subject to satisfaction or waiver of the Conditions Precedent, the Purchaser shall duly execute and return to the Seller as confirmation that both Parties are ready to proceed to the Closing (the “Closing Notice”). The completion of the transfer of the Sale Shares and release of the Purchase Price (the “Closing”) shall take place on the date set forth in the Closing Notice (the “Closing Date”).

2.4                       Advance of Purchase Price Subject to Closing.  Within ten (10) Business Days after the date of this Agreement, the Purchaser shall transfer to the Seller, as an advance, the full amount of the Purchase Price by wire transfer to the Seller Account, and the Seller shall retain such amount subject to the terms and conditions of this Agreement until the earlier to occur of (i) the Closing (in which case such amount shall be irrevocably released to the Seller as payment in full of the Purchase Price) and (ii) termination of this Agreement pursuant to Article X prior to the Closing having occurred (in which case the Seller shall immediately return such amount by wire transfer to the Purchaser Account). The purchase Price shall be paid in roubles at the Central Bank of the Russian Federation exchange rate on the date of payment. The Purchase Price can be paid in tranches.

2.5                      Actions at the Closing. At the Closing, the Parties shall take the following actions:

2.5.1                     The Seller shall provide the Purchaser with the executed Officer’s Certificate in the form set forth in Schedule C.

2.5.2                     The Purchaser shall provide the Seller with the executed Officer’s Certificate in the form set forth in Schedule D.

2.5.3                     Upon completion of the actions indicated in Articles 2.5.1 and 2.5.2:

(a)                                 the Seller shall deliver to the Purchaser original stock certificates representing the Sale Shares, duly endorsed to the Purchaser, or accompanied by stock or other appropriate transfer powers duly executed, necessary to transfer to the Purchaser good and marketable title to the Sale Shares, free and clear of any Liens, and accompanied by all requisite stock transfer stamps;

(b)                                the Seller shall endeavour to procure that the Company records the transfer of title to the Sale Shares in the Company’s shareholders’ register; and

(c)                                 the Seller shall be deemed to have received from the Purchaser payment in full of the Purchase Price in accordance with Article 2.4.

2.5.4                       All actions taken at the Closing in accordance with this Article 2.5 shall be deemed to have occurred simultaneously as part of a single transaction and the Closing shall not be deemed to have occurred until the Parties have completed all such actions.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

3.1                      Warranties of the Seller. The Seller represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that the Seller Warranties are true and correct. The Seller Warranties that concern the actions to be performed after the date of this Agreement shall be deemed to be given as of the Closing Date.

3.2                      No Other Representations or Warranties of the Seller. The Seller has not made and does not make any express or implied representations or warranties regarding itself, the Business, any member of the Company Group or otherwise other than the Seller Warranties. The Seller has not made and does not make any representation or warranty about, and does not assume any responsibility for, any assumptions, estimates, predictions, forecasts or forward-looking statements about the Business or any member of the Company Group.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1                      Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as of the date hereof and as of the Closing Date that the Purchaser Warranties are true and correct. The Purchaser Warranties that concern the actions to be performed after the date of this Agreement shall be deemed to be given as of the Closing Date.

4.2                      No Other Representations or Warranties of the Purchaser. The Purchaser has not made and does not make any express or implied representations or warranties regarding itself or otherwise other than the Purchaser Warranties.

ARTICLE V
COVENANTS OF THE SELLER

Between the date of this Agreement and the Closing Date, the Seller shall:

5.1                      Consents and Authorizations. The Seller shall use all reasonable efforts to obtain all Governmental Approvals and other Consents necessary to enable the consummation of all transactions contemplated hereby (if applicable).

5.2                      Fulfilment of Conditions Precedent. The Seller shall take, or cause to be taken, all actions reasonably necessary or appropriate to cause each of the Conditions Precedent set forth in Article VII to be fulfilled as soon as possible and in any event not later than the Longstop Date.

ARTICLE VI
COVENANTS OF THE PURCHASER

Between the date of execution of this Agreement and the Closing Date, the Purchaser shall:

6.1                      Consents and Authorizations. The Purchaser shall use all reasonable efforts to obtain all Governmental Approvals and other Consents necessary to enable it to consummate all of the transactions contemplated hereby (if applicable).

6.2                      Fulfilment of Conditions Precedent. The Purchaser shall take, or cause to be taken, all actions reasonably necessary or appropriate to cause each of the Conditions Precedent set forth in Article VIII to be fulfilled as soon as possible and in any event not later than the Longstop Date.

ARTICLE VII
CONDITIONS PRECEDENT TO CLOSING BY THE PURCHASER

The Purchaser shall not be required to proceed with the Closing unless the following conditions precedent shall have been fulfilled and satisfied, or shall have been waived in writing by the Purchaser:

7.1                      Representations, Warranties and Covenants. There shall have been no material breach of any of the Seller Warranties or any of the covenants of the Seller contained herein or in any other Transaction Document that are required to be performed prior to the Closing Date.

7.2                      Governmental Approvals. The Seller or the Purchaser shall have received all Governmental Approvals necessary to permit the Seller or the Purchaser, as the case may be, to consummate the transactions contemplated by this Agreement (if applicable).

7.3                      Bankruptcy. The Seller shall be the subject of any proceedings under applicable bankruptcy or insolvency Laws, nor shall an assignment for the benefit of creditors or any similar protective proceeding or act or event of bankruptcy have occurred.

7.4                      Corporate and Other Proceedings. All corporate proceedings of each member of the Seller Group in connection with the transactions contemplated by this Agreement and all documents and instruments incident hereto and thereto shall be satisfactory in form and substance to the Purchaser and its counsel, and the Purchaser and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

ARTICLE VIII
CONDITIONS PRECEDENT TO CLOSING BY THE SELLER

The Seller shall not be required to proceed with the Closing unless the following conditions precedent shall have been fulfilled and satisfied, or shall have been waived in writing by the Seller:

8.1                      Representations, Warranties and Covenants. There shall have been no material breach of any of the Purchaser Warranties or any of the covenants of the Purchaser contained herein or in any other Transaction Document that are required to be performed prior to the Closing Date.

8.2                      Governmental Approvals. The Seller or the Purchaser shall have received all Governmental Approvals necessary to permit the Seller or the Purchaser, as the case may be, to consummate the transactions contemplated by this Agreement (if applicable).

8.3                      Consents. The Seller shall have received Company’s Consent necessary to permit the Seller or the Purchaser (as applicable), as the case may be, to consummate the transactions contemplated by this Agreement, including but not limited to transferring of three hundred ninety-five thousand (395,000) shares of the Company’s Class B Capital Stock.

8.4                      Bankruptcy. The Purchaser shall not be the subject of any proceedings under applicable bankruptcy or insolvency Laws, nor shall an assignment for the benefit of creditors or any similar protective proceeding or act or event of bankruptcy have occurred.

8.5                      Corporate and Other Proceedings. All corporate proceedings of each member of the Purchaser Group in connection with the transactions contemplated by this Agreement and all documents and instruments incident hereto and thereto shall be satisfactory in form and substance to the Seller and its counsel, and the Seller and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

ARTICLE IX
CONFIDENTIALITY

9.1                      Confidentiality Obligation.

9.1.1                      Each Party shall not disclose, shall procure that its Affiliates do not disclose, and shall use its reasonable efforts to prevent its and their representatives, officers, directors, employees and outside advisors (jointly, with the relevant Party and its Affiliates, referred to as such Party’s “Representatives”) from disclosing to any Person any Confidential Information that has been previously furnished to any Representatives of the Seller or the Purchaser, as applicable, by or on behalf of the other Party, or is so furnished prior to or on the Closing Date, or otherwise is known to such receiving Party’s Representatives through the Closing Date or, if no Closing occurs, the date on which this Agreement is terminated.

9.1.2                      The obligation of the Parties to keep and observe the confidentiality obligation provided in this Article IX shall expire on the first to occur of the 2nd (second) anniversary of the Closing Date or, if no Closing occurs, the 2nd (second) anniversary of the date on which this Agreement is terminated.

9.1.3                      In this Agreement, the term “Confidential Information” means the Transaction Documents and their respective terms and any information concerning any member of the Purchaser Group or the Seller Group, as applicable, including but not limited to information relating to pricing, technologies, trade secrets, processes, customers, subscribers, suppliers, financial data, statistics, or research and development, other than information that (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving Party’s Representatives, (ii) any of the receiving Party’s Representatives is required to disclose by Law or the rules of any stock or securities exchange on which the shares of that Party arc traded or (iii) is independently developed by a Party.

9.2                      Permitted Disclosure. In the event that a Party’s Representative who has received Confidential Information is required by Law or requested in any Litigation to disclose such Confidential Information, that Party shall give the other Party prompt written notice of such request (if permitted by Law) so that the other Party may seek an appropriate protective order. If in the absence of a protective order a Party’s Representative is required by Law or compelled in a Litigation to disclose Confidential Information, such Representative may disclose such portion of the Confidential Information that in the opinion of the disclosing Party’s counsel such Representative is required to disclose without liability under this Agreement; provided, however, that the disclosing Party shall give the other Party written notice of the Confidential Information to be disclosed as far in advance of its disclosure as is practicable (if permitted by Law) and shall use reasonable efforts to obtain assurances that confidential treatment will be accorded to such Confidential Information.

9.3                      Remedies. Each of the Seller and the Purchaser acknowledges that the other Party and its Affiliates would be irreparably damaged in the event of a breach or a threatened breach of any of the acknowledging Party’s obligations under this Article IX, and agrees (and shall cause each member of the Seller Group, in the case of the Seller, and each member of the Purchaser Group, in the case of the Purchaser) that, in the event of a breach or a threatened breach of any such obligation, the other Party shall, in addition to any other rights and remedies available to it in respect of such breach, be entitled to an injunction from a court of competent jurisdiction granting it specific performance of the provisions of this Article IX.

9.4                      Confidentiality Not to Restrict Performance. The provisions of this Article IX shall not restrict the Purchaser or any other member of the Purchaser Group or the Seller or any other member of the Seller Group from using Confidential Information in performing their respective obligations or exercising their respective rights under, or enforcing the terms of, this Agreement.

ARTICLE X
TERMINATION

10.1                Termination. This Agreement may be terminated at any time prior to the Closing Date:

10.1.1                by the written agreement of the Purchaser and the Seller;

10.1.2                by the Purchaser if the Conditions Precedent contained in Article VII have not been satisfied by the Longstop Date, except that the Purchaser may not terminate this Agreement if such delay is a result of any action or failure to act on the part of the Purchaser or its Affiliates (other than any such action or failure to act that is due to the gross negligence or wilful misconduct of the Seller or its Affiliates); or

10.1.3                by the Seller if the Conditions Precedent contained in Article VIII have not been satisfied by the Longstop Date, except that the Seller may not terminate this Agreement if such delay is a result of any action or failure to act on the part of the Seller or its Affiliates (other than any such action or failure to act that is due to the gross negligence or wilful misconduct of the Purchaser or its Affiliates).

10.2               Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Article 10.1, the Seller shall within reasonable time period the full amount of the Purchase Price by wire transfer to the Purchaser Account and, upon receipt of such payment, this Agreement shall become void and, except as provided in Article 10.3, shall have no further effect, without any Liability of any Party or any Party’s Representatives to any other Party or to any Person in respect hereof or of the transactions contemplated hereby except for those Liabilities resulting from a Party’s breach of its obligations under this Agreement (which shall survive the termination of this Agreement and, unless the Parties can amicably settle such Liabilities, shall be settled by arbitration as provided in Article 11.5).

10.3               Surviving Provisions. Notwithstanding Article 10.2 Article IX (Confidentiality), Article 11.3 (Notices), Article 11.4 (Governing Law), Article 11.5 (Arbitration of Disputes) and this Article 10.3 shall survive the termination of this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1               Expenses. Except as otherwise specifically provided in this Agreement, the Seller, on the one hand, and the Purchaser, on the other hand, shall bear their respective expenses, costs and fees (including the expenses, costs and fees of each such Party’s attorneys, auditors and financial and other professional advisors) in connection with the Agreement and transactions contemplated hereby, whether or not the transactions contemplated hereby shall be consummated.

11.2               Further Assurances. During 1 (one) year after the Closing Date, each Party shall and shall cause each of its Affiliates to, from time to time, execute and deliver such additional instruments, documents and conveyances and take such other actions as shall be necessary, or otherwise reasonably requested by the other Party, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby, or otherwise to carry out the intent and purposes of this Agreement.

11.3                      Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally, (ii) sent via an internationally-recognized courier service by next-day or, if not available, second-day delivery or (iii) sent via facsimile transmission, with a written confirmation of receipt, to, in each case, the following addresses for each Party (or to such other address or addresses as the Party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to the Seller:

SMART HYDROGEN INC.

Address: 135, Arch. Makarios III Ave., Emelle Building,

3rd floor, office 32, CY-3021, Limassol, Cyprus

Attention: Ms. Athina Karelidou, Director

Fax: +357 25 385 934

If to the Purchaser:

OJSC OGK-3

165, stroyeniye 1, Mozhaiskoye Shosse

Moscow, 121596, Russia

Attention: Andrey Vorobiev

Fax: +7 495 380 02 05

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (i) if by personal delivery, on the next Business Day after delivery, (ii) if by courier service, on the next Business Day after receipt by the recipient or (iii) if by facsimile transmission, on the next Business Day following the day on which such fax was sent; provided, however, that receipt of such fax is confirmed automatically or by the recipient.

11.4                      Governing Law. This Agreement and the rights and duties of the Parties hereunder are governed by and shall be interpreted and construed in accordance with the laws of England and Wales, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

11.5                      Arbitration of Disputes.

11.5.1                  Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its existence, validity, interpretation, breach, performance or termination, shall be finally resolved by arbitration in accordance with the then existing Rules of

Arbitration of the London Court of International Arbitration, which are deemed to be incorporated by reference into this Article 11.5, except to the extent modified hereby. The tribunal shall consist of 3 (three) arbitrators. Any party to a dispute shall have the right to apply to any court of competent jurisdiction for interim relief necessary to preserve the party’s rights, including pre-arbitration attachments or injunctions, until the tribunal is appointed. after which the tribunal shall have exclusive jurisdiction to consider applications for interim relief.

11.5.2    The seat of the arbitration shall be London, England. The language of the arbitration shall be English except that any party to the arbitration may submit testimony or documentary evidence in any other language provided that it furnishes a translation or interpretation of any such evidence into English.

11.5.3    If any dispute arising out of or relating to this Agreement (hereinafter referred to as a “Related Dispute”) raises issues which are substantially the same as or connected with issues raised in another dispute which has already been referred to arbitration under this Agreement or any other Transaction Documents (an “Existing Dispute”), the tribunal appointed or to be appointed in respect of any such Existing Disputes shall also be appointed as the tribunal in respect of any such Related Dispute. Where, pursuant to the foregoing provisions, the same tribunal has been appointed in relation to two or more disputes (i.e., an Existing Dispute and a Related Dispute), the tribunal may, with the agreement of all the parties concerned or upon the application of one of the parties, being a party to each of the disputes, order that the whole or part of the matters at issue shall be heard together upon such terms or conditions as the tribunal thinks fit. The tribunal shall have power to make such directions and any interim or partial award as it considers just and desirable.

11.6         Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.

11.7         Assignment. This Agreement shall not be assignable or otherwise transferable by any Party without the prior written consent of the other Party.

11.8         Contracts (Rights of Third Parties) Act 1999. Except as specifically provided in this Agreement, a Person who is not a Party has no right under the Contracts (Right of Third Parties) Act 1999 to explore or enjoy the benefit of any term of this Agreement.

11.9         Amendment; Waivers, etc.

11.9.1    No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by all Parties. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. No amendments and supplements to this Agreement shall be made or become effective unless agreed by all Parties, executed in writing and signed by all Parties.

11.9.2    Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

11.9.3    The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at law or in equity. The rights and remedies of any Party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfil any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach.

11.10       Entire Agreement. This Agreement, together with the other Transaction Documents, constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

11.11       Severability. If any provision, including any phrase, sentence, clause, article, subsection or schedule, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision of this Agreement, or this Agreement as a whole, invalid, inoperative or unenforceable to any extent whatsoever.

11.12       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall he considered an original but all of which shall constitute but one and the same Agreement by and among the Parties.

11.13       Language of Agreement. This Agreement is prepared and executed in English and in Russian languages. In the event of a conflict between the English and Russian texts of this Agreement, the English text shall prevail and be definitive.

[Remainder of this page intentionally left blank – signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Share Purchase Agreement on the date first above written, which shall be the effective date.

SMART HYDROGEN INC.

By:	/s/ Athina Karelidou
Name: Athina Karelidou
Title: Director

[SEAL]

OJSC “THIRD GENERATING COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	s/ Igor V. Popov
Name: Igor V. Popov
Title: General Director

SCHEDULE A

SELLER WARRANTIES

A.            Warranties Concerning the Seller

1.             The Seller is a company duly organized and validly existing under the Laws of the British Virgin Islands.

2.             The Seller has the necessary power and authority and has taken all necessary action to enter into, execute, deliver and perform this Agreement and the other Transaction Documents.

3.             This Agreement constitutes, and the other Transaction Documents executed by the Seller which are to be delivered at the Closing will when executed constitute, legal, valid and binding obligations of the Seller in accordance with their respective terms.

4.             The execution and delivery of, and the performance by the Seller of its obligations under, and compliance by the Seller with the provisions of, this Agreement and the other Transaction Documents will not result in:

(a)           any breach or violation by the Seller of any provision of its Organizational Documents;

(b)           any breach of, or constitute a default under, any instrument or agreement to which the Seller is a party or by which the Seller is bound; or

(c)           any violation of applicable Law by the Seller.

5.             No Consent or other Governmental Approval is required to authorize the execution or delivery, or to ensure the validity, enforceability or admissibility in evidence, of this Agreement or the other Transaction Documents or the performance by the Seller of its obligations under them (other than those that have already been obtained or to be obtained by the Closing Date).

6.             The Seller is the owner of the Sale Shares and has full power, right and authority to transfer the Sale Shares to the Purchaser. All of the Sale Shares have been validly issued and are fully paid up. The Sale Shares are free of any Liens and there is no agreement, arrangement or obligation to create or give any Lien, in relation to any of the Sale Shares. To the Seller’s knowledge, no Person has claimed in writing to be entitled to a Lien in relation to any of the Sale Shares.

A-1

SCHEDULE B

PURCHASER WARRANTIES

1.             The Purchaser is a company duly organized and validly existing under the Laws of the Russian Federation.

2.             The Purchaser has the necessary power and authority and has taken all necessary action to enter into, execute, deliver and perform this Agreement and the other Transaction Documents.

3.             This Agreement constitutes, and the other Transaction Documents executed by the Purchaser which are to be delivered at the Closing will when executed constitute, legal, valid and binding obligations of the Purchaser in accordance with their respective terms.

4.             The execution and delivery of, and the performance by the Purchaser of its obligations under, and compliance by the Purchaser with the provisions of, this Agreement and the other Transaction Documents will not result in:

(a)   any breach or violation by the Purchaser of any provision of its Organizational Documents;

(b)   any breach of, or constitute a default under, any instrument or agreement to which the Purchaser is a party or by which the Purchaser is bound; or

(c)   any violation of Law by the Purchaser.

5.             No Consent or other Governmental Approval is required to authorize the execution or delivery, or to ensure the validity, enforceability or admissibility in evidence, of this Agreement or the other Transaction Documents or the performance by the Purchaser of its obligations under them (other than those that have already been obtained).

B-1

SCHEDULE C

SELLER’S OFFICER’S CERTIFICATE

I, the undersigned, hereby certify that I am the Director of SMART HYDROGEN INC., an international business corporation incorporated under the laws of the British Virgin Islands, having its registered office at P.O. Box 3540, Road Town, Tortola, British Virgin Islands, registration number 1000518 (the “Seller”). As such, I am authorized to and do hereby certify on behalf of the company, pursuant to the Share Purchase Agreement, dated October 14, 2008, between OJSC “Third Generating Company of the Wholesale Electricity Market”, an open joint stock company organized and existing under the laws of the Russian Federation, having its registered office at 28, 50-letiya Oktyabrya Prospekt, Ulan-Ude, Buryatiya Republic, 670034, Russia, state registration number 1040302983093, and the Seller (the “Share Purchase Agreement”; all capitalized terms used in this Officer’s Certificate but not otherwise defined herein shall have the meanings provided in the Share Purchase Agreement), that on and as of the Closing Date:

1.             I am familiar with the terms of each of the Transaction Documents to which the Seller is a party.

2.             The Seller has full power and authority, and has received all necessary approvals and authorizations, to enter into, deliver and perform its obligations under each Transaction Document to which it is a party.

3.             Attached to this Officer’s Certificate are true correct and complete copies of the resolutions of the shareholders and/or the governing corporate body of the Seller authorizing the Seller’s execution, delivery and performance of the Transaction Documents.

4.             Director (Athina Karelidou) of SMART HYDROGEN INC. has been duly authorized to execute and deliver Transaction Documents for and on behalf of the Seller. Set forth below are true and correct specimens of her signatures:

Athina Karelidou

5.             Each Transaction Document to which the Seller is a party has been duly executed and delivered by the Seller, and such Transaction Document is in full force and effect and constitutes the valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

6.             The Seller Warranties are true and correct.

7.             The Seller has performed and complied with each of the covenants and conditions to be performed or complied with by it pursuant to any Transaction Document at or prior to the Closing Date.

IN WITNESS WHEREOF, I have executed this Officer’s Certificate on [•].

By:
Name: Athina Karelidou
Title: Director

C-1

SCHEDULE D

PURCHASER’S OFFICER’S CERTIFICATE

I, the undersigned, hereby certify that I am the General Director of OJSC “THIRD GENERATING COMPANY OF THE WHOLESALE ELECTRICITY MARKET”, an open joint stock company organized and existing under the laws of the Russian Federation, having its registered office at 28, 50-letiya Oktyabrya Prospekt, Ulan-Ude, Buryatiya Republic, 670034, Russia, state registration number 1040302983093 (the “Purchaser”). As such, I am authorized to and do hereby certify on behalf of the company, pursuant to the Share Purchase Agreement, dated October 14, 2008, between SMART HYDROGEN INC., an international business corporation incorporated under the laws of the British Virgin Islands, having its registered office at P.O. Box 3540, Road Town, Tortola, British Virgin Islands, registration number 1000518, and the Purchaser (the “Share Purchase Agreement”; all capitalized terms used in this Officer’s Certificate but not otherwise defined herein shall have the meanings provided in the Share Purchase Agreement), that on and as of the Closing Date:

1.             I am familiar with the terms of each of the Transaction Documents to which the Purchaser is a party.

2.             The Purchaser has full power and authority, and has received all necessary approvals and authorizations, to enter into, deliver and perform its obligations under each Transaction Document to which it is a party.

3.             Attached to this Officer’s Certificate are true correct and complete copies of the resolutions of the shareholders and/or the governing corporate body of the Purchaser authorizing the Purchaser’s execution, delivery and performance of the Transaction Documents.

4.             General Director Igor V. Popov has been duly authorized to execute and deliver Transaction Documents for and on behalf of the Purchaser. Set forth below are true and correct specimens of his signature:

Igor V. Popov

5.             Each Transaction Document to which the Purchaser is a party has been duly executed and delivered by the Purchaser, and such Transaction Document is in full force and effect and constitutes the valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

6.             The Purchaser Warranties are true and correct.

7.             The Purchaser has performed and complied with each of the covenants and conditions to be performed or complied with by it pursuant to any Transaction Document at or prior to the Closing Date.

IN WITNESS WHEREOF, I have executed this Officer’s Certificate on [•].

By:
Name: Igor V. Popov
Title: General Director

D-1

SCHEDULE E

FORM OF CLOSING NOTICE

From:	SMART HYDROGEN INC. (“Seller”)
P.O. Box 3540, Road Town, Tortola, British Virgin Islands

Attention: Ms. Athina Karelidou, Director
Fax: +357 25 385 934

To:	OJSC OGK-3 (“Purchaser”)
165, stroyeniye 1, Mozhaiskoye Shosse
Moscow, 121596, Russia
Attention: Andrey Vorobiev
Fax: +7 495 380 02 05

[Date]

Closing Notice

We make reference to the Share Purchase Agreement dated October 14, 2008 between Seller and Purchaser as referred to above (the “Share Purchase Agreement”). In this notice capitalized words and expressions defined in the Share Purchase Agreement, unless otherwise defined herein, have the same respective meanings.

Pursuant to Article 2.3 of the Share Purchase Agreement, we hereby confirm that all of the Conditions Precedent have been fulfilled, and therefore we are ready to proceed to the Closing. We propose that the Closing take place on [Date]. Please acknowledge your receipt of this Closing Notice and agreement to the matters set forth above by returning a counter-signed copy to us by fax.

For and on behalf of SMART HYDROGEN INC.

By:

Name:
Title:

Acknowledged and agreed

for and on behalf of OJSC “THIRD GENERATING COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:

Name:
Title:

F-1

EXHIBIT C

JOINDER AGREEMENT

C-1

JOINDER AGREEMENT

The undersigned (the “Transferee”) hereby agrees, effective as of the date hereof and upon the countersignature of Plug Power Inc. (the “Company”), to become a party to, and be bound by all the terms and conditions (including, without limitation, the dispute resolution provisions contained in Section 8.11) of, that certain Investor Rights Agreement, dated as of June 29, 2006, by and among Company and the parties named therein, as amended (the “Agreement”) as a Restricted Party thereunder, and for all purposes of the Agreement, the undersigned shall be included within the term “Restricted Party” (as defined in the Agreement).  The undersigned further confirms that the representations and warranties contained in Section II of the Agreement are true and correct as to the undersigned as of the date hereof.  Notices under the Agreement may be sent to the undersigned at the address indicated for a Restricted Party in Section 8.4.

OPEN JOINT-STOCK COMPANY «THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET»

By:	/s/ Igor V. Popov

Name:	Igor V. Popov

Title:	General Director

Date:	December 20, 2008

Accepted and agreed by the Company as of the date written above.  The Company hereby makes the representations and warranties set forth in Section 2.2 of the Agreement to the Transferee as of the date hereof.

PLUG POWER INC.

By:	/s/ Andrew Marsh

Name:	Andrew Marsh

Title:	President & CEO

A-1

EXHIBIT D

AGREEMENT TO BE BY THE REGISTRATION RIGHTS AGREEMENT

D-1

AGREEMENT TO BE BOUND

BY THE REGISTRATION RIGHTS AGREEMENT

The undersigned, being the transferee of 39,500,000 shares of Registrable Securities (as defined in the Registration Rights Agreement between Plug Power Inc. (the “Company”) and Smart Hydrogen Inc., dated June 29, 2006 (the “Registration Rights Agreement”)), as a condition to the receipt of such Registrable Securities, acknowledges that matters pertaining to the registration of the resale of such Registrable Securities is governed by the Registration Rights Agreement and the undersigned hereby:  (1) acknowledges receipt of a copy of the Registration Rights Agreement, and (2) agrees to be bound as a Holder and a Party by the terms of the Registration Rights Agreement, as the same has been or may be amended from time to time.

Agreed to this 15 day of January, 2009.

OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	/s/ Igor V. Popov
Name:	Igor V. Popov
Title:	General Director

Address:

165, stroyeniye I, Mozhaiskoye Shosse
Moscow, 121596, Russia
Attention: Andrey Vorobiev